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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes |_| No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes |_| No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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[GRAPHIC] ENDESA

FOR IMMEDIATE RELEASE

For further information contact:                             Tomas Gonzalez
Jaime Montero                                                tgonzalez@endesa.cl
Investor Relations Director
Endesa Chile                                                 Irene Aguilo
(56-2) 634-2329                                              iaguilo@endesa.cl
jfmv@endesa.cl
                                                             Suzanne Sahr
                                                             ssc@endesa.cl

         ENDESA CHILE COMPLETED A BOND OFFERING OF OVER US$ 200 MILLION
                            ON THE LOCAL MARKET TODAY

Santiago, Chile, October 24, 2003 - Endesa Chile (NYSE: EOC) today announced that it successfully completed a bond offering of over US$ 200 million on the local market today.

o Market illustrated remarkable demand for the notes, exceeding UF 14,200,000 (Approximately US$ 380 million).

o The rate for the bond's first series was set at 5.65% and at 6.74% for the second.

o Proceeds obtained from the operation, making up part of the Financial Strengthening Plan, will be earmarked for refinancing corporate liabilities.

Endesa Chile successfully completed a bond offering of over US$ 200 million, on the local market today.

The offering consisted of two series in the amount of UF 4-million each (Approximately US$ 107 million each).

Demand for the first series amounted to UF 7,276,000 (Approximately US$ 194 million)., which was filed at a 5.65% rate with a seven-year term; while demand for the second series, filed at a 6.74% rate with a 25-year term, totaling UF 6,943,000 (Approximately US$ 186 million).

Proceeds from the operation, making up part of the Financial Strengthening Plan, will be earmarked for refinancing company liabilities. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /S/ HECTOR LOPEZ VILASECO
                                             -----------------------------------
                                                    Hector Lopez Vilaseco
                                                       General Manager

Dated: October 24, 2003